June 27, 2014

Via EDGAR

Ms. Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

Re:    Principal Life Insurance Company Variable Life Separate Account (File No. 811-05118)
Principal Executive Variable Universal Life II (“EVUL II”) (File No. 333-149215)
Post-Effective Amendment No. 10 to the Registration Statement on Form N-6

Dear Ms. Roberts,

This letter responds, on behalf of Principal Life Insurance Company Variable Life Separate Account (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on June 6, 2014, with respect to post-effective amendment number 10 to the Registrant’s registration statement on Form N-6 (“the Amendment”). The Registrant filed the Amendment with the Commission on May 13, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”). Registrant will make the changes in response to Staff comments as described below in a post-effective amendment that Registrant will file with the Commission pursuant to Rule 485(b) under the Act (Amendment No. 11).

Comment 1. With respect to the signatures included with Part C, please provide specific reference in the footnote to the post-effective amendments with which powers of attorney were filed.

Response: The Registrant has made the requested change.

Comment 2. Please disclose in the prospectus whether purchasers will receive information before purchase that specifies whether they qualify for the Enhanced Cash Surrender Value Rider or the Modified Cash Surrender Value Rider, and how this information will be provided.

Response: The Registrant has made the requested change.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Counsel, Registrant